UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2018

Commission File Number: 001-31368

SANOFI

(Translation of registrant’s name into English)

54, rue La Boétie, 75008 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

In March 2018, Sanofi issued the press releases attached hereto as Exhibit 99.1 and 99.2 which are incorporated herein by reference.

Exhibit List

Exhibit No.	Description

Exhibit 99.1	Press release dated March 8, 2018: Evotec and Sanofi in exclusive talks to create an Evotec-led Infectious Disease open innovation R&D platform

Exhibit 99.2	Press release dated March 7, 2018: Filing of the 2017 U.S. Form 20-F and French « Document de Référence » containing the Annual Financial Report

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press release dated March 8, 2018: Evotec and Sanofi in exclusive talks to create an Evotec-led Infectious Disease open innovation R&D platform

Exhibit 99.2	Press release dated March 7, 2018: Filing of the 2017 U.S. Form 20-F and French « Document de Référence » containing the Annual Financial Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 8, 2018		SANOFI

	By	/s/ Alexandra Roger
Name: Alexandra Roger
Title: Head of Securities Law and Capital Markets

4